Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000

Goldman Sachs

December 9, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Knoll, Inc.
Filed on Form S-1
Registration No. 333-118901

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 29, 2004 and the date hereof 18,598 copies of the Preliminary Prospectus dated November 29, 2004 were distributed as follows: 16,968 to 5 prospective underwriters; 1,266 to 1,261 institutional investors; 350 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 5 to 5 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3 p.m. (EST) on December 13, 2004 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

UBS SECURITIES LLC

BANC OF AMERICA SECURITIES LLC

J.P. MORGAN SECURITIES INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)